UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 000-30666

NETEASE, INC.

Building No. 7, West Zone

Zhongguancun Software Park (Phase II)

No.10 Xibeiwang East Road, Haidian District,

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NETEASE, INC.

Form 6-K

NetEase’s Sale of Kaola E-commerce Platform to Alibaba and Financing Round for NetEase Cloud Music

On September 6, 2019, NetEase, Inc. (“NetEase”) signed and closed a transaction with Taobao Holding Limited, a subsidiary of Alibaba Group Holding Limited (“Alibaba”), to sell its e-commerce platform Kaola for approximately US$2 billion. The consideration is comprised of approximately US$1.7 billion in cash payable to NetEase, which includes the repayment of certain loans made by NetEase to Kaola, and to Kaola equity award holders, as well as approximately 14.3 million Alibaba ordinary shares issued to NetEase. The purchase price is subject to adjustments and certain payment conditions under the terms of the definitive agreements.

On the same date, NetEase and Alibaba entered into a definitive agreement for Alibaba, together with Yunfeng, to invest approximately US$700 million in NetEase Cloud Music in its latest round of financing. The completion of the transaction is subject to certain closing conditions. NetEase and Alibaba issued a joint press release, which is attached as Exhibit 99.1 to this current report on Form 6-K.

Forward Looking Statements

This Form 6-K contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

EXHIBIT INDEX

Alibaba Acquires E-Commerce Platform Kaola from NetEase for Approximately US$2 Billion	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ Zhaoxuan Yang
		Name:	Zhaoxuan Yang
		Title:	Chief Financial Officer

Date:	September 6, 2019